

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Steven White
Chairman, Chief Executive Officer
ITEX Corporation
3326 160th Ave SE, Suite 100
Bellevue, WA 98008

> **Re: ITEX Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 6, 2010**
> **File No. 000-18275**

Dear Mr. White:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how you determined to define the affiliated shareholders as "the Pagidipati Group" in your proxy materials, given that Mr. Polonitza appears to be the focal point of the group, the Schedule 13D relating to the group's holdings is filed under his name, and in your prior proxy statement you referred to the group as the "Polonitza Group."

2. Please provide a brief background discussion regarding the contacts the company has had with the shareholder group and its members leading up to the current solicitation. You should describe in sufficient detail whether the Company's Board of Directors responded to contacts made by the shareholder group or its members and, if material, the specifics of any discussions between the parties.

Notice of Annual Meeting of Stockholders

Information about the Meeting and Voting, page 1

What are our Board of Directors' voting recommendations?, page 1

3. In an appropriate place in your proxy materials, please explain why you are recommending that shareholders vote for your nominees instead of the shareholder group's nominees.

How do I vote for the Board's recommended nominees?, page 1

4. We note your indication on page 2 that custodians may vote shares on routine matters and you state that Proposal 2 is a routine matter. Please revise to clarify, if true, that Proposal 1 is not routine and the implications of such status as it relates to a custodian's ability to vote shares.

Ratify the Appointment of our Independent Auditors, page 4

5. You state on page 2 that you believe that custodians may vote on the proposal to ratify the selection of auditors. However, in this section, you state that broker non-votes will count as shares not voted on this proposal. Please advise, or revise your disclosure.

Election of Directors Proposal 1, page 6

6. Please update this section to reflect the two directors for whom the shareholder group is soliciting proxies. In addition, update to address the information provided in the shareholder group's proxy materials filed on September 8, 2010.

Director Qualifications and Skills, page 6

7. Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards revised disclosure. For example, the statements regarding the performance of ITEX while Mr. White as served as Chief Executive Officer must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief. Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line

items, press releases, and mathematical computations, and identify the sources of all data utilized.

Corporate Governance, page 8

8. Please identify each director and director nominee that is independent under the independence standards applicable to the registrant under paragraph (a)(1) of Item 407 of Regulation S-K. We note your discussion regarding Mr. Wade's lack of independence on page 9, however, it does not appear that you affirmatively state who is independent pursuant to Item 407 of Regulation S-K.

Audit Committee, page 9

9. Please describe the contributions that the Board of Directors believes that Mr. Wade makes to the Audit Committee that leads them to conclude that the contributions that Mr. Wade makes to the Audit Committee outweighs any concerns that he is not independent as defined by NASDAQ Marketplace Rules. Also, please disclose who constituted the Board of Directors for purposes of determining whether Mr. Wade is an independent member of the Audit Committee.

Executive Compensation, page 13

Summary Compensation Table, page 14

10. You state that the disclosure in this section includes summary information about compensation received by your chief executive officer and "the two other highest paid executive officers." However, you only include information regarding Steven White which we assume is because the other officers do not receive total compensation in excess of $100,000. Please advise. If you have no other executive officers that receive total direct compensation in excess of $100,000 please revise your filing to remove this statement. Please refer to Item 402(m)(1) of Regulation S-K.

Narrative to Summary Compensation Table, page 14

Employment and Change-in-Control Agreements, page 14

11. We note your disclosure that during 2009 you entered into a change of control agreement with Mr. White. Please disclose the date on which such agreement was entered into.

12. Please revise the disclosure to quantify the change of control payment, if any that would be due to Mr. White if the shareholder group's nominees were elected to the board.

<u>Other Matters, page 19</u>

<u>Other Matters Brought Before the Meeting, page 19</u>

13. Please advise how the standard for discretionary voting set forth in this section is consistent with Rule 14a-4(c), or revise your disclosure. Similar disclosure appears on your form of proxy.

<u>Proxy Solicitation, page 19</u>

14. We note that proxies may be solicited by mail, personally, by telephone, fax, email or other electronic means and by press releases and public statements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone must be filed under the cover of Schedule 14A. Please confirm your understanding in this regard. See Rule 14a-6(c) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or David Orlic, Special Counsel in the Office of Mergers and Acquisitions at (202) 551-3503 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Steve Tollefsen
        Tollefsen Business Law PC
        Via facsimile